Exhibit 14.2

Banyan Corporation
Finance Code of Ethics

Purpose

To establish standards that promote:

1.	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.
Full, fair, accurate, timely, and understandable disclosure in the Company's filings with or submissions to the Securities and Exchange Commission (SEC), and in other public communications made by the Company;

3.	Compliance with all applicable governmental laws, rules, and regulations;

4.	Prompt internal reporting of violations of the code; and

5.	Accountability for adherence to the code

Applicability

The Banyan Finance Code of Ethics (the Code) applies to the Company's Chief Executive Officer (CEO), Chief Financial Officer (CFO), Corporate Controller, and all of Banyan's worldwide finance employees.

Your responsibility for adherence to this Code of Ethics supersedes any other responsibility, regardless of reporting structures and geographic location. Even though a Finance employee may report within a subsidiary or business unit and their reporting responsibilities are dotted-line to the Finance organization, their responsibility for adherence to this Code of Ethics supersedes any solid-line reporting responsibilities.

General Responsibilities

As a member of the Banyan worldwide finance team, you have an obligation to be honest and ethical in your conduct. You will be expected to follow this Code of Ethics, as well as the standards set forth in the following Company policies and procedures from time to time:

Core Values
Business Conduct Guidelines
Corporate Policies and Practices, including, but not limited to:

Insider Trading
General Business Conduct Policy
Standards of Business Conduct
Standards of Employee Conduct
Finance and Accounting Policy
Accounting Policies

Honest and Ethical Conduct

You have a responsibility to be honest and ethical in your conduct. All of your responsibilities should be performed with the highest sense of integrity. Integrity accommodates the inadvertent error and the honest difference of opinion, but it cannot accommodate deceit or subordination of principle.

Honesty and integrity require that you ethically handle actual or apparent conflicts of interest between personal and professional relationships. A conflict of interest is any situation in which your personal interest is inconsistent with, or contrary to, the legitimate interests of the Company. In particular, you must never use or attempt to use your position at the Company to obtain any improper personal benefit for you, your family, or any other person. Any actual or apparent conflict of interest should be immediately disclosed to the next level of financial management and/or to the Corporate Counsel.

Ethical conduct also requires that you safeguard confidential information from accidental loss or disclosure to unauthorized parties, unless you are legally obligated to disclose that information. Any confidential information you obtain must not be used for personal advantage.

In assessing whether you are making an ethical decision, you should ask yourself the following questions:

1.	Is the action legal?

2.	Does it comply with our Core Values?

3.	How will I feel if I do it?

4.	Should I consult with someone about the decision?

5.	Will I maintain my integrity as a result of my decision?

Full, Fair, Accurate, Timely, and Understandable Disclosure

You are responsible for safeguarding company assets, maintaining the Company's internal and disclosure controls, and maintaining the integrity of financial information consistent with U.S. generally accepted accounting principles (GAAP), SEC and international rules and regulations, statutory requirements, and Banyan policies and procedures. You are also responsible for maintaining appropriate supporting documentation for all financial transactions and reporting requirements.

You should exercise due care in the performance of your duties to ensure full, fair, accurate,

timely, and understandable disclosure. This responsibility places a duty on you to protect against the following:

•	Recording of revenue transactions in a period prior to or later than that in which the Company's requirements for revenue recognition are met.

•	Deferring or accelerating the recognition of costs and expenses to a period other than that which is required by the Company's accounting policies or by GAAP.

•	Recording of transactions not in compliance with GAAP and the Company's accounting policies.

•	Recording of transactions that have no apparent business purpose.

•	Establishment of unauthorized, non-GAAP reserves.

•	Misclassification of financial statement balances.

•	Failure to disclose material errors identified for prior periods.

•	Failure to disclose material or unusual, non-recurring transactions.

Any instances of fraud, whether or not material, that involves management or other employees who have a significant role in Banyan's internal controls.

You should inform the Corporate Controller of any significant issues related to the appropriate recording of account balances, transactions, or the preparation of financial statement disclosures.

When dealing with auditors, internal or external, you must be honest and candid and not knowingly misrepresent facts or omit material facts that would make a statement misleading.

Compliance with All Applicable Governmental Laws, Rules, and Regulations

You must comply with all applicable governmental laws, rules, and regulations. This requirement applies to all federal, foreign, state and local laws.

Prompt Internal Reporting of Violations of the Code

If you are unsure whether a situation violates any applicable law, rule, regulation, or Company policy, you should discuss the situation promptly with the General Counsel or the Chief Financial Officer. Failure to do so is itself a violation of the Code. The Company will not allow retaliation for reports made in good faith.

Violations of or interpretive matters related to the Code should immediately be brought to the attention of Banyan’s full Board of Directors, the Director of Internal Audit or the Audit

Committee.

Accountability for Adherence to the Code

If you disagree or dispute the recording of account balances, transactions, or the preparation of financial statement disclosures, you should elevate the issue to the next level of financial management. If the issue cannot be resolved to your satisfaction, you should continue to elevate the issue within the finance organization, up to and including the full Board of Directors or the Audit Committee of the Board of Directors. Alternatively, you can contact the Director of Internal Audit, or you can report any accounting or audit concerns anonymously.

If your actions violate the Code, you may be subject to disciplinary action by the Company, including immediate termination. You may also be subject to civil and criminal penalties.

Waivers of or Amendments to the Code

Any waivers of or amendments to this Code must be granted by Banyan's full Board of Directors or the Audit Committee. Please contact the General Counsel if you would like to request a waiver or amendment to this Code.